CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MINERVA SURGICAL, INC.

Minerva Surgical, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1.
The name of the Corporation is Minerva Surgical, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 3, 2008.

2.
The terms and provisions of this Certificate of Amendment of Amended and Restated Certificate of Incorporation have been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) by the Board of Directors of the Company (the “Board of Directors”) and have been duly approved by the consent of the stockholders of the Company in accordance with Section 211 of the DGCL.

3.
The following amendment to the Amended and Restated Certificate of Incorporation shall be effective on September 29, 2023, and the effective time shall be 11:59 p.m., Eastern Time.

4.
Section 1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

“Section 1. Effectively immediately on September 29, 2023, at 11:59 p.m., Eastern Time, each twenty (20) outstanding shares of Common Stock are hereby exchanged and combined, automatically and without further action, into one (1) share of Common Stock, respectively (the “Reverse Stock Split”). The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the closing price per share on the trading day immediately preceding the effective time of the Reverse Stock Split (as adjusted to give effect to the Reverse Stock Split), without interest. All other rights, preferences and privileges of the Company’s Common Stock shall be adjusted to reflect the Reverse Stock Split pursuant to the terms of the Amended and Restated Certificate of Incorporation in existence as of immediately prior to the filing of the Certificate of Amendment.

After giving effect to the Reverse Stock Split, the total number of shares of all classes of capital stock that the Corporation is authorized to issue is 315,000,000 shares, consisting of 300,000,000 shares of Common Stock, having a par value of $0.001 (the “Common Stock”), and 15,000,000 shares of Preferred Stock, having a par value of $0.001 (the “Preferred Stock”).”

[signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been duly executed by an authorized officer of the Corporation’s on September 27, 2023.

MINERVA SURGICAL, INC.

/s/ Joel R. Jung
Joel R. Jung
Chief Financial Officer

[Certificate of Amendment to Amended and Restated Certificate of Incorporation]